May 5, 2008

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Antigenics Inc.
Registration Statement on Form S-3 filed on April 18, 2008
File No. 333-150326

Dear Mr. Riedler:

Antigenics Inc. (the “Company”) is filing herewith Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-150326) (the “Amendment”) pursuant to the Securities Act of 1933 with the Securities and Exchange Commission (the “SEC”).

Set forth below are responses to the comments from the Staff of the Securities and Exchange Commission (the “Commission”), dated April 29, 2008, regarding the above-mentioned Registration Statement. Each response is keyed to a sequentially numbered comment in your letter which appears below in bold. The Company is concurrently providing a courtesy copy of the Amendment which has been marked to indicate all changes made to the Registration Statement on Form S-3 as filed with the SEC on April 18, 2008.

General

1.	We note that there is a pending confidential treatment request currently under review. Please note that we will not be able to consider your request for acceleration of the effective date of the registration statement until any issues that arise during our examination of the request have been satisfied.

Response: The Company acknowledges the Staff’s comment that any issues that arise during the staff’s examination of the pending confidential treatment request must be satisfied before the acceleration of effectiveness of the registration statement.

Selling Stockholders, page 21

2.	Please revise your selling stockholder table to disclose the names(s) of the natural person(s) who have voting or investment control over the shares of Antigenics owned by the selling stockholders.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 20 to disclose the names of the natural persons who have voting or investment control over the shares of the Company owned by the selling stockholders.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter fully responds to your concerns.

Please call the undersigned at (212) 994-8200 with any questions regarding this letter.

Best regards,

/s/ Shalini Sharp
Shalini Sharp CFO and Principal Finance Officer

Cc:	Sebastian Gomez Abero, Division of Corporate Finance
Garo Armen, Chairman and CEO
Tom Dechaene, Chairman Audit and Finance Committee
Paul Kinsella, Ropes & Gray LLP